RESOLUTIONS
RESOLUTIONS – APPROVAL OF FIDELITY BOND
RESOLVED:    That the Trustees and the Independent Trustees separately, having given due consideration to the value of the aggregate assets of all Funds of the Trust to which the officers and employees of the Trust have access, the types and terms of the arrangements made and to be made for the custody and safekeeping of their respective assets, the nature of the securities in the portfolios of the Funds and other relevant factors hereby determine that:

1.
the form of fidelity bond issued by National Union Fire Insurance Company of Pittsburgh, PA ("Fidelity Bond") covering the Trust, which was previously approved by the Board of Trustees will provide reasonable coverage for the Funds;

2.	coverage in an amount of $2.5 million as discussed at the Meeting under such Fidelity Bond will provide reasonable coverage for the Funds;

3.	payment by each of the Funds of their allocable share of the premium of $5,401 of said Bond, in proportion to their respective total assets, is fair and reasonable;

4.
the approval of the joint coverage reflected in the foregoing is conditioned upon the agreement by and among the Funds to share in the proceeds of any payment required under said Fedelity bond in the event that a Fund incurs a loss arising out of the same event, on the following basis: first, up to the minimum coverage required for that Fund, under Rule 17g-1 and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Fund incurring a loss; and it is

FURTHER RESOLVED:    That the Secretary or the Treasurer of the Trust is hereby designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1, which filing shall be effected as soon as practicable after this Meeting; and it is
FURTHER RESOLVED:    That the appropriate officers of the Trust be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.